Exhibit (d)(17)(ii)

AMENDMENT TO INVESTMENT SUB-ADVISORY AGREEMENT BETWEEN

TRANSAMERICA ASSET MANAGEMENT, INC. AND

AQR CAPITAL MANAGEMENT, LLC

THIS AMENDMENT is made effective as of March 1, 2015 to the Sub-Advisory Agreement dated September 30, 2010, as amended (the “Agreement”), between Transamerica Asset Management, Inc. and AQR Capital Management, LLC (the “Subadviser”).

In consideration of the mutual covenants contained herein, the parties agree as follows:

1. Schedule A. Schedule A to the Agreement is hereby deleted in its entirety and replaced as follows:

FUND	SUB-ADVISER COMPENSATION*
Transamerica Managed Futures Strategy	0.65% of the first $500 million; 0.55% over $500 million up to $700 million; 0.50% in excess of $700 million**

Transamerica Global Multifactor Macro	0.75% of the first $150 million; 0.70% over $150 million up to $300 million; 0.65% in excess of $300 million***

*	As a percentage of average daily net assets on an annual basis.
**	For purposes of calculating the sub-advisory fee rate payable by TAM to the Subadviser, the assets in Transamerica Managed Futures Strategy will be aggregated with the assets of Transamerica Cayman Managed Futures Strategy, Ltd.
***	For purposes of calculating the sub-advisory fee rate payable by TAM to the Subadviser, the assets in Transamerica Global Multifactor Macro will be aggregated with the assets of Transamerica Cayman Global Multifactor Macro, Ltd.

In all other respects, the Agreement dated September 30, 2010, as amended, is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed effective as of March 1, 2015.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:
Name:	Christopher A. Staples
Title:	Senior Vice President and Chief Investment Officer

AQR CAPITAL MANAGEMENT, LLC

By:
Name:
Title: